CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference into the Prospectus and Statement of Additional Information in the accompanying Post-Effective Amendment to the Registration Statement on Form N-1A of the Listed Private Equity Plus Fund (a series of shares of beneficial interest of Catalyst Funds) of our report dated August 30, 2010 on the financial statements and financial highlights included in the June 30, 2010 Annual Report to the Shareholders of the above referenced fund.

We further consent to the references to our firm under the heading “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information.

BBD, LLP

Philadelphia, Pennsylvania

October 25, 2010